Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation be reference in this Post-effective Amendment No. 1 to the registration statement of NovaDel Pharma Inc. on Form S-1 (File No. 333-167425) of our report dated March 29, 2011 on our audits of the balance sheets of NovaDel Pharma Inc. as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders’ deficiency and cash flows for each of the three years in the period ended December 31, 2010, which report includes an explanatory paragraph relating to NovaDel Pharma Inc.’s ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts”.

/s/ J.H. Cohn LLP
Roseland, NJ
April 1, 2011